12-31-01 312069

RECD S.E.C.
FEB 27 2002
080

312070

02016437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2001

1. **Barclays PLC and**
2. **Barclays Bank PLC**
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROCESSED
MAR 11 2002
THOMSON FINANCIAL P

LONDON: 104958.30

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

LONDON: 104958.30

BARCLAYS

News Release

3 December 2001

Notification of directors' interests : Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 30 November 2001 that it had on 26 November 2001 exercised its discretion and released 1,513 ordinary shares in Barclays PLC at a price of £21.64 and on 30 November 2001 exercised its discretion and released 1,473 ordinary shares in Barclays PLC at a price of £21.17 to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "Trust") notified the Company on 30 November 2001 that it purchased 68,232 ordinary shares on 30 November at a price of 2139p per share. None of the shares purchased was in respect of an award made to a director of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 30 November 2001 that it had on 30 November 2001 purchased a total of 3,147 ordinary shares in Barclays PLC at a price of 2128p per share. None of the shares purchased was in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 10,623,224 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

4 December 2001

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 4 December 2001 that it subscribed for a total of 42,914 Barclays PLC ordinary shares on 4 December 2001 at a price of 2095p per share. Following this transaction, the trustee of the Quest held a total of 42,914 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes").)

   The trustee of the Quest also notified the Company on 4 December 2001 that it had transferred 42,914 Barclays PLC ordinary shares on 4 December 2001 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The Company was notified on 4 December 2001 by the Plan Manager of the Barclays Single Company PEP that on 29 November 2001 Mr C J Lendrum received 4 ordinary shares in the Company at a price of 2074p per share as a result of the dividend on the shares held in the PEP for Mr Lendrum being reinvested.

   Following this transaction, Mr Lendrum has a total beneficial interest in 42,261 ordinary shares in Barclays PLC.

In addition to the interest shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 10,623,224 ordinary shares in Barclays PLC. Mr C J Lendrum, a Director of Barclays PLC, together with other directors and senior executives, is amongst the potential beneficiaries under these trusts and is therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

11 December 2001

Notification of directors' interests : Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 10 December 2001 that it had on 3 December 2001 exercised its discretion and released 3,093 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

2. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 10 December 2001 that it subscribed for a total of 47,082 Barclays PLC ordinary shares on 10 December 2001 at a price of 2122p per share. Following this transaction, the trustee of the Quest held a total of 47,082 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes").)

   The trustee of the Quest also notified the Company on 10 December 2001 that it had transferred 47,082 Barclays PLC ordinary shares on 10 December 2001 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 10,620,131 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

BARCLAYS CAPITAL BUYS DBS SECURITIES UNIT IN THAILAND

In Hong Kong, Barclays Capital, a division of Barclays PLC, has announced that it has agreed to purchase DBS Thai Danu Securities Ltd from two DBS Group Holdings subsidiaries, DBS Securities Holdings PTE Limited (49%) and DBS Thai Danu Bank Public Company Ltd (51%). This acquisition will provide Barclays Capital with the necessary licences to undertake its planned expansion of its debt capital markets activity in the Asia Pacific region. DBS Thai Danu Securities has a net asset value of Bt365m (sterling equivalent £5.9m).

"We are very pleased to have made this acquisition and it is an important part of our on-going expansion in Asia," said Robert Morrice, Chairman and Chief Executive Officer, Barclays Capital, Asia Pacific. "Thailand is a very important market for Barclays Capital and we are looking forward to developing and growing our business over the coming years."

For further information, please contact:

Investor Relations
Sarah Sparke
020 7699 2536

Media Relations
Pam O'Keeffe
020 7699 2659

Notes to editors:

Barclays Capital is a division of Barclays PLC, one of the largest multi-national financial services groups in the world.

As part of the Barclays Group, Barclays Capital has access to the balance sheet of a bank with assets of £364 billion, capital resources of more than £16 billion (both as at 30th June 2001) and an AA credit rating. Barclays Capital employs 5,300 staff and has considerable international reach, with significant operations in all the world's major financial centres, including regional headquarters in London, New York, Hong Kong and Tokyo. Barclays Capital is debt focused, providing its clients with a broad range of financing and risk management products. The firm focuses on those activities where it has competitive advantage and which are integral to the Group's business strategy. Barclays Capital acts internationally as intermediary and adviser to corporates, financial institutions, governments and supranational organisations, and has the global reach and distribution power to meet the needs of issuers and investors worldwide.

BARCLAYS

News Release

14 December 2001

Notification of directors' interests : Companies Act 1985 s.329

Sir Peter Middleton notified the Company on 13 December 2001 that on 13 December 2001 Lady Middleton (a connected person) purchased 600 ordinary shares in the Company at a price of 2077p per share.

Following this transaction, Sir Peter has a beneficial interest in 38,594 ordinary shares and a non-beneficial interest in 1,500 ordinary shares in Barclays PLC.

In addition to the interest shown above, Sir Peter Middleton as a Director has an interest as a potential beneficiary, together with other Directors and senior executives, in the total of 10,581,202 Barclays PLC ordinary shares held by the Barclays Group employees' benefit trusts.

BARCLAYS

News Release

18 December 2001

Notification of directors' interests : Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 17 December 2001 that it had exercised its discretion and released the following ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"):

Date of release	Number of ordinary shares in Barclays PLC
11 December 2001	2,624
12 December 2001	19,151
13 December 2001	15,561
14 December 2001	1,593

   The participants to whom shares were released are not directors of Barclays PLC.

2. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 17 December 2001 that it subscribed for a total of 99,247 Barclays PLC ordinary shares on 17 December 2001 at a price of 2132p per share. Following this transaction, the trustee of the Quest held a total of 99,247 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes").)

   The trustee of the Quest also notified the Company on 17 December 2001 that it had transferred 99,247 Barclays PLC ordinary shares on 17 December 2001 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 10,581,202 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

19 December 2001

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 19 December 2001 it purchased for cancellation 100,000 of its ordinary shares at a price of 2190.31p per ordinary share.

BARCLAYS

News Release

24 December 2001

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 21 December 2001 that it subscribed for a total of 36,273 Barclays PLC ordinary shares on 21 December 2001 at a price of 2157p per share. Following this transaction, the trustee of the Quest held a total of 36,273 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes").)

The trustee of the Quest also notified the Company on 21 December 2001 that it had transferred 36,273 Barclays PLC ordinary shares on 21 December 2001 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

BARCLAYS

News Release

24 December 2001

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 24 December 2001 it purchased for cancellation 105,000 of its ordinary shares at a price of 2236.5p per ordinary share.

BARCLAYS

News Release

27 December 2001

Notification of directors' interests : Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 27 December 2001 that it had exercised its discretion and released the following ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"):

Date of release	Number of ordinary shares in Barclays PLC
17 December 2001	94,589
18 December 2001	4,015
20 December 2001	4,668

   The participants to whom shares were released are not directors of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "Trust") notified the Company on 27 December 2001 that it purchased 4,545 ordinary shares on 21 December at a price of 2156p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 27 December 2001 that it had on 21 December 2001 purchased a total of 542 ordinary shares and released a total of 2,940 ordinary shares in Barclays PLC at a price of 2156p per share. None of the shares purchased or released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 10,480,077 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 17, 2002

By: /s/
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)

Date: January 17, 2002

By: /s/
Patrick Gonsalves
Head of Board Support